The following N-17f-2 filing is for the
Dreyfus Premier Equity Funds, Inc. -
Dreyfus Premier Growth & Income Fund and represents a surprise examination for the fiscal year ended September 30, 2003.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dreyfus Premier Equity Funds, Inc. -
Dreyfus Premier Growth & Income Fund

We have examined management's assertion about
Dreyfus Premier Equity Funds, Inc. -
Dreyfus Premier Growth & Income Fund's
(the "Company") compliance with the requirements of
subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 ("the Act") as of May 31, 2003,
with respect to securities and similar investments reflected in the investment account of the Company, included
in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of      1940.  Management is responsible
for the Company's compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2003, and with respect to agreement of security and similar investments purchases and sales, for the period from February 28, 2003 (the date of last examination) through May 31, 2003;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New
York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company and the Participant Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Premier Equity Funds, Inc. -
Dreyfus Premier Growth & Income Fund
was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2003 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of
Dreyfus Premier Equity Funds, Inc. -
Dreyfus Premier Growth & Income Fund

and the Securities and Exchange Commission and should not be used for any other purpose.

               ERNST & YOUNG LLP

New York, New York
July 15, 2003




          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 2489            July 15, 2003

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Premier Equity Funds, Inc. -
Dreyfus Premier Growth & Income Fund
(the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2003.

Based on this evaluation, we assert that the Company
was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of May 31, 2003 with
respect to securities and similar investments
reflected in the         investment account  of the Company.

Dreyfus Premier Equity Funds, Inc. -
Dreyfus Premier Growth & Income Fund


By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation